U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     H. Lundbeck A/S
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   (Last)                           (First)             (Middle)

     9 Ottiliavej  DK-2500 Valby
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                                    (Street)

    Copenhagen, Denmark
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Synaptic Pharmaceutical Corporation (SNAP)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     March 6, 2003

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                                 Amount of    6.
                                                                  4.                             Securities     Owner-
                                                                    Securities Acquired (A) or   Beneficially   ship
                                       2A.           3.             Disposed of (D)              Owned          Form:     7.
                                           Deemed      Transaction  (Instr. 3, 4 and 5)          Following      Direct    Nature of
                            2.             Execution   Code         ---------------------------  Reported       (D) or    Indirect
1.                          Transaction    Date,       (Instr. 8)                (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date           if any      ------------   Amount     or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                  (mm/dd/yy)    (mm/dd/yy)   Code     V                (D)             and 4)        (Instr.4) (Instr. 4)
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

Common Stock, par value     3/06/03                    J(1)           12,085,055  A    $6.50 per  12,085,055     D
$0.01 per share                                                                        share
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

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                          9.        10.
                                                                                                         Number of Owner-
                                                                                                         Deriv-    ship
                                                                                                         ative     Form
                    2.                                                                                   Secur-    of
                    Conver-                    5.                              7.                        ities     Deriv-   11.
                    sion                       Number of                       Title and Amount          Bene-     ative    Nature
                    or                         Derivative    6.                of Underlying     8.      ficially  Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price   Owned     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-  Transac-  direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity     tions     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

Series B
Convertible
Preferred Stock, par
value $0.01 per                                                                Common
share                $4.3358  3/06/03  J(2)     9,438                           Stock    2,176,760         9,438     D
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Series C
Convertible
Preferred
Stock, par
value $0.01                                                                    Common
per share            $5.9713  3/06/03  J(3)     25,562                          Stock    4,280,809        25,562     D
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
Explanation of Responses:

(1) Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") dated as of November 21, 2002, among H. Lundbeck A/S ("Lundbeck"), Viking Sub Corporation ("Viking Sub") and Synaptic Pharmaceutical Corporation ("Synaptic"), the merger (the "Merger") of Viking Sub with and into Synaptic became effective on March 6, 2003. At the effective time of the Merger, Synaptic had 12,085,055 shares of common stock, par value $0.01 per share (the "Common Stock"), outstanding. Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock was converted into the right to receive $6.50 in cash, without interest. At the effective time of the Merger, Lundbeck became the beneficial owner of all 12,085,055 shares of Common Stock. Synaptic is now a wholly owned subsidiary of Lundbeck. In addition, pursuant to the terms of the Merger Agreement, the Common Stock ceased to be quoted on The Nasdaq Stock Market at the close of business on March 6, 2003, and it will no longer be publicly traded.

(2) At the effective time of the Merger, Synaptic had 9,438 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), outstanding. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Series B Preferred Stock was converted into the right to receive $1,499.15 in cash, without interest, and ceased to be outstanding.

(3) At the effective time of the Merger, Synaptic had 25,562 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), outstanding. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Series C Preferred Stock was converted into the right to receive $1,088.54 in cash, without interest, and ceased to be outstanding.



  /s/ Claus Braestrup                                       March 6, 2003
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   **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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